UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                                          Commission File Number   1-32589
                                                                -------------
                                                CUSIP Number  98906R109
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                         NOTIFICATION OF LATE FILING
(Check One):    [ ]Form 10-K    [ ]Form 20-F     [ ]Form 11-K    [X]Form 10-Q
[ ] Form 10-D    [ ]Form N-SAR    [ ]Form N-CSR

      For Period Ended:    March 31, 2007
                          ---------------
[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

      For the Transition Period Ended:
                                       ---------------------------------------

      Read attached instruction sheet before preparing form. Please print or type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ----------------------


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant       Zanett, Inc.
                       ----------------------

Former name if applicable

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Address of principal executive office (Street and number)
    635 Madison Avenue, 15th Floor
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City, state and zip code     New York, NY 10022
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                                    PART II
                            RULE 12b-25 (b) and (c)
      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company was not able to finalize certain footnotes to its unaudited financial statements that relate to a proposed waiver of certain financial covenants with respect to its line of credit with LaSalle National Bank prior to the filing deadline for its Quarterly Report on Form 10-Q for the period dated March 31, 2007. For this reason, the Company was not able to timely file its Quarterly Report on Form 10-Q. The Company anticipates the filing of its Quarterly Report on Form 10-Q to occur no later than five calendar days following the prescribed due date in accordance with Rule 12b-25(b)(2)(ii) under the Exchange Act.

                                    PART IV
                               OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

Dennis Harkins                               (212)                583-0300
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    (Name)                                 (Area Code)      (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes  [ ] No


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes  [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's operating segments generated revenues of $11,956,702 for the three months ended March 31, 2007 versus revenues of $10,675,004 for the three months ended March 31, 2006, an increase of 12%. This increase was partly attributable to (1) an additional $1.6 million contribution from the inclusion of Data Road, Inc. ("Data Road") for the full quarter in 2007 as compared to no activity in the prior year and (2) an additional $200,000 from the inclusion of the DBA Group, LLC ("DBA") for one month in 2007. Data Road and DBA were acquired by the Company on May 1, 2006 and March 6, 2007 respectively.

The increase was partly offset by an approximately 2% decline in revenue for the Company's Commercial Solutions segment and approximately 14% decline in revenue for the Company's Government Solutions segment caused by a decline in demand for Paragon Dynamic, Inc.'s advanced engineering and project management services as a result of the diversion of monies to the current war effort. While revenues increased 12%, costs of revenues increased by 15%. The competition for new customers and consulting engagements continued to intensify in the commercial solutions marketplace; therefore the Company increased its marketing efforts in the Commercial Solutions segment. As a result, selling and marketing expenses increased 24%, from $1,031,168 in the quarter ended March 31, 2006 to $1,279,439 for the first quarter of 2007. Total operating expenses increased approximately 15% from $10,661,843 in the quarter ended March 31, 2006 to $12,246,849 for the first quarter of 2007. This increase can be partially attributed to the expenses related to the acquisition of Data Road and DBA. In addition to these expenses, in the beginning of 2007 the Company began to align its corporate structure to leverage its expanding national practice expertise. The alignment of the different platforms added one-time costs to the business which the Company believes will drive future efficiencies and better position its wholly owned subsidiary Zanett Commercial Solutions, Inc. for future growth.

On a consolidated basis, the effect of the increases and decreases in revenue and operating expenses discussed above resulted in operating loss from continuing operations of $290,147 for the quarter ended March 31, 2007 compared to an operating income of $13,161 for the comparable period last year. This decrease in operating income for the period was largely due to the increase in revenue being offset by an increase in general and administrative costs in the Company's Commercial Solutions Segment.

As a result of the above, for the quarter ended March 31, 2007, the Company expects to report a net loss of $775,661 compared to a net loss of $570,464 for the quarter ended March 31, 2006.





                                 Zanett, Inc.
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   May 16, 2007           By:   /s/ Dennis Harkins
    -----------------            ------------------------
                                 Dennis Harkins
                                 Chief Financial Officer

      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                  ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.